UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
      UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number 333-123755

                               AIRGATE PCS, INC.
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                            2001 Edmund Halley Drive
                             Reston, Virginia 20191
                                 (703) 433-4000
-------------------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               9 3/8% Senior Subordinated Secured Notes due 2009,
           First Priority Senior Secured Floating Rate Notes due 2011
-------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
-------------------------------------------------------------------------------
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     |_|           Rule 12h-3(b)(1)(i)      |X|
            Rule 12g-4(a)(1)(ii)    |_|           Rule 12h-3(b)(1)(ii)     |_|
            Rule 12g-4(a)(2)(i)     |_|           Rule 12h-3(b)(2)(i)      |_|
            Rule 12g-4(a)(2)(ii)    |_|           Rule 12h-3(b)(2)(ii)     |_|
                                                  Rule 15d-6               |_|

         Approximate number of holders of record as of the certification or notice date:
         9 3/8% Senior Subordinated Secured Notes due 2009 - 42 Holders
         First Priority Senior Secured Floating Rate Notes due 2011 - 27 Holders

         Pursuant to the requirements of the Securities Exchange Act of 1934, AirGate PCS, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  May 4, 2006                         By: /s/ Michael T. Hyde
       --------------------                    --------------------------------
                                               Name:  Michael T. Hyde
                                               Title: Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.